UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

Date of Report: November 18, 2013

Commission File Number: 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 15, 2013, Fly Leasing Limited ( “FLY”), through its subsidiaries, amended and extended a loan facility (“BOS Facility”) provided by Bank of Scotland plc and Commonwealth Bank of Australia and CommBank Europe Limited (together, “CBA”). At September 30, 2013, nine aircraft were financed through the BOS Facility, with an outstanding balance of $209.3 million. Pursuant to the amendment agreement which was executed on November 15, 2013 (“Amended Facility”), it has been agreed that two of the nine aircraft, each an Airbus A319-100 aircraft manufactured in 2000, will be sold, with proceeds from the sale to be paid to the lenders in full and final discharge of the loans secured by these aircraft. These sales are expected to close in the first quarter of 2014, but are required to close no later than the scheduled expiration of the leases in late 2014, which also coincides with the maturity dates of the loans in respect of these aircraft. When these aircraft are sold, the loans associated with these aircraft will be extinguished and no additional amounts will be paid by FLY or its subsidiaries in respect of these two loans.

The Amended Facility will be provided by CBA and will provide for seven new loans, to be aggregated in certain cases with existing CBA loans, on the remaining seven aircraft. Six of the loans will mature in 2020 and one will mature in 2018. The loans provided pursuant to the Amended Facility will be cross-collateralized and cross-defaulted. All payments under the Amended Facility will be fully guaranteed by FLY. At closing, the new loans under the Amended Facility will have an outstanding principal balance of approximately $127 million. Also in connection with the closing of the Amended Facility, FLY will make a one-time payment of approximately $20 million to the lenders. Loans under the Amended Facility will bear interest equal to LIBOR plus 2.5%. The Amended Facility is expected to close on or about November 19, 2013. All other material terms in the Amended Facility will remain unchanged from the BOS Facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date: November 18, 2013	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director